Exhibit 99.1

FOR IMMEDIATE RELEASE

Jacobs to Acquire KeyW, Capturing Leading Position in Multi Billion Dollar Space-Intelligence Market and the High Growth C5ISR Sector

Combines Jacobs’ Track Record of Executing Large Complex Enterprise Contracts with KeyW’s Proprietary Technology Solutions and Rapid Development Expertise in the Areas of Intelligence, Surveillance and Reconnaissance as well as Counterterrorism, Mission-Critical IT and Cyber Solutions

Increases Number of Jacobs’ Personnel Cleared to the Top Secret Level or Higher by ~50% and Deepens Relationships with Intelligence Community

Jacobs Anticipates to More than Double KeyW’s 2018 Adjusted Proforma EBITDA by Fiscal 2022

DALLAS – April 22, 2019 – Jacobs (NYSE: JEC) today announced that they have entered into a definitive merger agreement pursuant to which Jacobs will acquire KeyW for $11.25 per share in cash. The transaction has an enterprise value, net of tax assets, of approximately $815 million, including an estimated $272 million of KeyW net debt. The transaction value represents an enterprise value-to-expected 2020 adjusted EBITDA multiple of approximately 10x, assuming full run-rate cost synergies of $15 million.

This transaction directly aligns with Jacobs’ Aerospace, Technology and Nuclear (ATN) transformational strategy of delivering innovative and unique, mission-oriented solutions for highly technical and high consequence government priorities, and further positions Jacobs as a leader in high-value Government Services. It allows ATN to expand further its leading portfolio of innovative solutions to its clients. This is a significant step for both companies and unites complementary capabilities, cultures and relationships, and proprietary technology and products to accelerate Jacobs’ profitable growth strategy.

KeyW is a leading national security provider of advanced engineering and technology solutions for the Intelligence, Cyber and Counterterrorism communities. KeyW brings a unique and differentiated mission-focused technology and capabilities in the areas of intelligence, surveillance and reconnaissance (ISR); cyber operations and training; and mission-critical IT and analytics. In addition, more than 75% of their workforce hold high level security clearances. KeyW’s advanced engineering and quick reaction capability supports the accelerated development of collection technology, processing, analysis and dissemination of information across the full spectrum of missions for the Intelligence, Cyber and Counterterrorism communities. Like Jacobs, KeyW has embedded and long-standing client relationships that are underpinned by recurring contracts supporting some of the U.S. government’s most unique and challenging missions.

“Jacobs’ global reach and proven track record executing large complex enterprise contracts provide a powerful platform to unleash KeyW’s complementary rapid technology development,” said Jacobs Chair and CEO Steve Demetriou. “We are positioned to further accelerate KeyW’s success in leveraging its unique technical solutions and drive value creation for shareholders and customers alike, including a multi-billion-dollar space opportunity delivering next generation intelligence and analytics solutions. Given the compelling fit of Jacobs’ capabilities and contract execution expertise with KeyW’s differentiated, mission driven technology, we are optimistic that we can drive strong double-digit adjusted EBITDA growth well into the future.”

KeyW President and CEO Bill Weber said, “This is a winning combination that provides significant, certain and immediate cash value for KeyW’s shareholders as well as an excellent partner for our clients and employees. Cultural fit and exceptional shareholder value were of paramount importance in the criteria for partnership in KeyW’s next chapter. Joining with Jacobs will enable KeyW’s talented team to deliver even more innovative technologies and capabilities to customers.”

Strong Strategic Fit: Advancing Jacobs’ Profitable Growth Strategy

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Brings Together World-Class Teams with Shared Values: Jacobs and KeyW share values centered on innovation, a focus on the clients’ mission, and recruiting and retaining the world’s best talent by being an employer of choice.

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Provides Leadership Position in Intelligence, Surveillance and Reconnaissance Sector: Through this transaction, Jacobs will become a technology leader in the high growth ISR sector projected to reach more than $46 billion by 2024. KeyW’s ISR capabilities include rapid development of highly specialized sensor-based products that KeyW customizes and deploys to support space, sea, land and air missions.

KeyW’s ISR capabilities also position Jacobs to expand in the rapidly evolving space-based remote sensing sector. The U.S. Air Force alone is anticipated to invest more than $14 billion next year into its space programs, consistent with its prioritization of space as the next critical domain for enhanced national security.

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Establishes Cyber Capabilities and Expands Client Base: With the acquisition of KeyW, Jacobs gains access to advanced offensive and enriched defensive cyber operations and training capabilities. These capabilities include intelligence analysis, research and development, classroom and scenario training, software and hardware engineering and secure mobile communications. With the combined Jacobs and KeyW portfolio, Jacobs will have one of the most advanced, integrated full lifecycle cyber security capabilities supporting the nation’s most sophisticated cyber operations.

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Adds New Mission-Critical IT and Analytics Capabilities: KeyW brings differentiated capabilities in high-value, mission-dependent areas of software application development, cloud infrastructure and analytics that permit collection, transportation and analysis of data into actionable intelligence.

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Extends Client Base and Portfolio in Mission-Critical, High-Value Recurring Programs: Jacobs and KeyW have highly complementary customer bases within Government Services, which will significantly enhance the Company’s presence with key Intelligence Community clients, expanding its addressable market and exposing additional high-value programs for capture.

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Synergistic Opportunities Beyond Government Services: KeyW’s advanced remote data collection and analysis capabilities have broad applicability across Jacobs’ diverse business base yielding synergistic opportunities in intelligent infrastructure, secure water, environmental remediation and resource management.

“As information technology and operation technology converge, we see significant opportunity to leverage KeyW’s technology and innovation across our Buildings, Infrastructure and Advanced Facilities' client base,” Demetriou added. “Upon completion of the transaction, KeyW will operate within Jacob’s ATN business. The entire Jacobs’ leadership team is excited as we bring these two great companies together as the go-to technical solutions provider, and all welcome KeyW’s talented employees to the Jacobs team.”

Compelling Financial Benefits: Delivering on Jacobs’ Acquisition Framework

•	Accretive to Adjusted EPS: Jacobs expects fiscal 2020 adjusted EPS accretion of $0.25 to $0.30 from KeyW, assuming $15 million in full run-rate synergies.

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Meaningful Cost Savings: Jacobs expects to realize approximately $15 million of annual run-rate cost savings by the end of 2020, with the savings expected to come primarily from eliminating duplicative public company costs and real estate.

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Upside from Revenue Synergy Opportunities: Over the next 5 years, Jacobs has identified more than $100 million of potential revenue synergy opportunities from capturing incremental opportunities within the federal customer base, both in current contract vehicles and from opportunities in their respective bid pipelines. The Company also sees an opportunity to cross-sell KeyW’s ISR and cyber capabilities into Jacobs’ Buildings, Infrastructure and Advanced Facilities business.

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Strong Balance Sheet and Financial Flexibility: Following the completion of the transaction, Jacobs will maintain financial strength and flexibility with estimated net pro forma[1] leverage of less than 1x adjusted EBITDA.

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Capital Return Remains a Priority: Jacobs expects its $250 million accelerated share repurchase program previously announced in February to be completed by June 2019. At that time, the Company will have $750 million of capacity remaining on its existing repurchase authorization and will evaluate further share repurchases.

“The addition of KeyW advances our strategy to accelerate growth in higher value markets. The transaction aligns with our M&A criteria and is expected to deliver significant returns for our shareholders,” said Jacobs Chief Financial Officer Kevin Berryman. “We will continue to execute focused, disciplined and agile capital allocation consistent with our objective of continuing to deliver superior shareholder returns.”

Transaction Terms and Financing

Under the terms of the agreement, which has been approved by each company’s Board of Directors, Jacobs will commence a tender offer to acquire all the outstanding shares of KeyW for $11.25 per share in cash. The per share price represents a premium of approximately 43% to KeyW’s closing stock price on April 18, 2019, the last trading day prior to today’s announcement and 12% premium to the 52-week high. The tender offer is subject to customary conditions, including regulatory approvals and the valid tender of a majority of KeyW’s outstanding shares of common stock. Following the successful closing of the tender offer, Jacobs will acquire any remaining shares of KeyW not tendered in the offer through a second-step merger at the same price. Jacobs expects to complete the acquisition by August 31, 2019.

The transaction is not subject to a financing condition. Jacobs expects to finance the transaction through a combination of cash on hand and its existing credit facility.

1 For Pro forma figure assumes receipt of cash proceeds and WorleyParsons equity in connection with ECR divesture.

Advisors

Barclays is serving as financial advisor to Jacobs, and Fried, Frank, Harris, Shriver & Jacobson LLP is serving as legal counsel to Jacobs. Guggenheim Securities, LLC is serving as financial advisor to KeyW, and Weil, Gotshal & Manges LLP is serving as legal counsel to KeyW.

Conference Call

Jacobs will host a conference call today, April 22, 2019, at 8:30 AM ET to discuss this announcement with the financial community. The conference call can be accessed by dialing (833) 231-8270 (U.S./Canada) or (647) 689-4115 (international), and by entering the passcode 9058224. Interested parties can listen to the conference call and view accompanying slides on the investor page at http://invest.jacobs.com/ and at https://www.keywcorp.com/.

About Jacobs

Jacobs leads the global professional services sector delivering solutions for a more connected, sustainable world. With $15 billion in fiscal 2018 revenue and a talent force of more than 80,000, Jacobs provides a full spectrum of services including scientific, technical, professional and construction- and program-management for business, industrial, commercial, government and infrastructure sectors. For more information, visit www.jacobs.com, and connect with Jacobs on LinkedIn, Twitter, Facebook and Instagram.

About KeyW

KeyW is an innovative national security solutions provider to the Intelligence, Cyber and Counterterrorism communities. KeyW’s advanced technologies in cyber; intelligence, surveillance and reconnaissance; and analytics span the full spectrum of customer missions and enhanced capabilities. The company’s highly skilled workforce solves complex customer challenges such as preventing cyber threats, transforming data to actionable intelligence, and building and deploying sensor packages into any domain. For more information, please visit https://www.keywcorp.com/ and follow KeyW on Twitter @keywcorp.

Non-GAAP Financial Measures

In this press release, Jacobs has included certain non-GAAP financial measures as defined in Regulation G promulgated under the Securities Exchange Act of 1934, as amended. The non-GAAP financial measures included in this press release (i) KeyW’s expected fiscal 2020 adjusted EBITDA, (ii) the expected accretion of the transaction to Jacobs’ adjusted earnings per share (EPS) for fiscal year 2019 and subsequent years, and (iii) Jacobs’ estimated net debt to adjusted EBITDA ratio after giving effect to the closing of the transaction and the closing of Jacobs’ previously announced pending divestiture of its Energy, Chemicals and Resources division. Reconciliation of KeyW’s expected fiscal 2020 adjusted EBITDA, Jacobs’ adjusted EPS for fiscal year 2019 and subsequent years, estimated Jacobs’ net debt to adjusted EBITDA ratio following the transaction to the most directly comparable GAAP measure is not available without unreasonable efforts because Jacobs cannot predict with sufficient certainty all the components required to provide such reconciliation, including with respect to the costs and charges relating to transaction and integration expenses, restructuring and integration to be incurred in fiscal 2019 and subsequent periods. Jacobs provides non-GAAP financial measures to supplement U.S. GAAP measures, as they provide additional insight into Jacobs’ and KeyW’s financial results. However, non-GAAP measures have limitations as analytical tools and should not be considered in isolation and are not in accordance, or a substitute for, U.S. GAAP.  In addition, other companies may define non-GAAP measures differently, which limits the ability of investors to compare non-GAAP measures of Jacobs and KeyW to those used by peer companies.

Forward-Looking Statements

Certain statements contained in this release constitute forward-looking statements as such term is defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and such statements are intended to be covered by the safe harbor provided by the same. Statements made in this press release that are based on historical fact are forward-looking statements, including statements about whether and when the transaction between Jacobs and KeyW will be consummated and the anticipated financial and other benefits thereof. Although such statements are based on management’s current estimates and expectations, and currently available competitive, financial and economic data, forward-looking statements are inherently uncertain, and you should not place undue reliance on such statements as actual results may differ materially. We caution the reader that there are a variety of risks, uncertainties and other factors that could cause actual results to differ materially from what is contained, projected or implied by our forward-looking statements. The potential risks and uncertainties include, among others, the possibility that Jacobs and KeyW may be unable to obtain regulatory approval or that other conditions to closing the transaction may not be satisfied, such that the transaction will not close or that the closing may be delayed; general economic conditions; the possibility of unexpected costs, liabilities or delays in connection with the transaction; risks that the transaction disrupts our current plans and operations; the ability to recognize the benefits of the transaction; the amount of the costs, fees, expenses and charges related to the transaction; the outcome of any legal proceedings related to the transaction; the occurrence of any event, change or other circumstances that could give rise to the termination of the Agreement and Plan of Merger. For a description of some additional factors that may occur that could cause actual results to differ from forward-looking statements see Jacobs’ Annual Report on Form 10-K for the year ended September 28, 2018, in particular the “Risk Factors” discussions thereunder as well as our other filings with the United States Securities and Exchange Commission (“the SEC”). The company is not under any duty to update any of the forward-looking statements after the date of this press release to conform to actual results, except as required by applicable law.

Additional Information and Where You Can Find It

The tender offer referred to in this communication has not yet commenced. This announcement is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell, securities, nor is it a substitute for the tender offer materials that will be filed with the SEC. The solicitation and offer to buy the issued and outstanding shares of KeyW common stock will only be made pursuant to an offer to purchase and related tender offer materials described more fully below. At the time the tender offer is commenced, Atom Acquisition Sub, Inc. (“Merger Sub”) will file a tender offer statement with the SEC on Schedule TO containing an offer to purchase, form of letter of transmittal and related materials, and KeyW will file with the SEC a tender offer solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT AND RELATED MATERIALS (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT CAREFULLY (WHEN THEY BECOME AVAILABLE) AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER THAT SHOULD BE READ PRIOR TO MAKING A DECISION TO TENDER SHARES. These materials will be sent free of charge to all KeyW stockholders. In addition, all of those materials (and all other tender offer documents filed or furnished by KeyW, Jacobs or Merger Sub with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. The Schedule TO (including the prospectus/offer to purchase and related materials) and the Schedule 14D-9 (including the solicitation/recommendation statement), once filed, may also be obtained for free by contacting the Information Agent for the tender offer which will be named in the Schedule TO. Copies of the documents filed with the SEC by Jacobs or Merger Sub will also be available free of charge on Jacobs’ internet website at http://www.jacobs.com.

For additional information, contact:

Jacobs

Investors:
Jonathan Doros, 817-239-3457
jonathan.doros@jacobs.com

Media:
Amy Ochs, 214-912-9171
amy.ochs@jacobs.com

KeyW

Investors:
Mark Zindler, 703.817.4908
investors@keywcorp.com

Media:
Karen Coker, 443.733.1613
communications@keywcorp.com